Exhibit 1.1

[Rodeman & Renshaw, LLC Letterhead]

May 31, 2005

Richard B. Hollis

Chairman, President & Chief Executive Officer

Hollis-Eden Pharmaceuticals, Inc.

4435 Eastgate Mall

San Diego, CA 92121

Dear Mr. Hollis:

The purpose of this letter agreement (the “Agreement”) is to set forth the terms and conditions pursuant to which Rodman & Renshaw, LLC (“R&R”) shall introduce Hollis-Eden Pharmaceuticals, Inc. (the “Company”) to one or more investors in connection with the proposed offering of the Company’s securities (the “Offering”) off of the presently existing shelf registration statement filed by the Company with the Securities and Exchange Commission on Form S-3. The terms of such Offering shall be mutually agreed upon by the Company and the investor(s). R&R’s engagement under this Agreement shall be exclusive for a period of one week after the date hereof.

In consideration of the services rendered by R&R under this Agreement, the Company agrees to pay R&R the following fees and other compensation:

(a)	A cash fee payable immediately upon the closing of any portion of the Offering and equal to 4% of the aggregate proceeds raised in the Offering.

(b)	$35,000 expense allowance payable upon (and only in the event of) the closing of the Offering.

Furthermore, the parties hereto hereby agree that the Company shall pay to R&R the fees and compensation set forth below if there is any financing of equity or debt or other capital raising activity (other than the Offering or a public offering) of the Company (a “Financing”) within 12 months of the date of this Agreement with any investors to whom the Company was introduced by R&R pursuant to this Agreement (and identified on a list provided to the Company before the date hereof) and with whom the Company had substantive discussions regarding a proposed Financing:

(a)	A cash fee payable immediately upon the closing of any portion of the Financing and equal to 4% of the aggregate proceeds raised in the Financing.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of law principles. Any dispute arising out of this Agreement shall be adjudicated in the courts of the State of New York or in the federal courts sitting in the Southern District of New York, and each of the parties hereto agrees that service of process upon it by registered or certified mail at its address set forth herein shall be deemed adequate and lawful. The Company acknowledges and agrees that R&R is not and shall not be construed as a fiduciary of the Company and shall have no duties or liabilities to the equity holders or the creditors of the Company or any other person by virtue of this Agreement or the retention of R&R hereunder, all of which are hereby expressly waived. The Company shall indemnify R&R against any liabilities arising under the Securities Act of 1933, as amended, attributable to any information supplied or omitted to be supplied to any investor by the Company pursuant to this Agreement. This Agreement constitutes the entire understanding and agreement between the parties hereto with respect to its subject matter and there are no agreements or understandings with respect to the subject matter hereof which are not contained in this Agreement. This Agreement may be modified only in writing signed by the party to be charged hereunder.

If the foregoing correctly sets forth our agreement, please confirm this by signing and returning to us the duplicate copy of this letter.

Very truly yours,

RODMAN & RENSHAW, LLC

By:
Agreed to and accepted			Name:
as of the date first written above:			Title:

HOLLIS-EDEN PHARMACEUTICALS, INC.

By:	/s/ Richard B. Hollis
	Name:	Richard B. Hollis
	Title:	Chairman and CEO